SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: October 14, 2022

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from September 1, 2022 to September 30, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on October 14, 2022

[This is a translation of the Share Buyback Report for the period from September 1, 2022 to September 30, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on October 14, 2022]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of September 30, 2022)
	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 10, 2022 (Period of Repurchase: May 11, 2022 to May 10, 2023）	25,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month
(Date of repurchase)

September 1
September 2
September 5
September 6
September 7
September 8
September 9
September 12
September 13
September 14
September 15
September 16
September 20
September 21
September 22
	9,000 89,300 45,800 51,700 102,300 86,400 107,100 54,600 62,300 225,700 120,000 101,300 127,700 136,400 197,900	98,680,000 971,766,000 497,933,000 559,123,500 1,072,849,500 924,814,500 1,143,709,000 587,104,500 671,127,000 2,344,188,500 1,256,398,000 1,055,416,500 1,327,849,500 1,393,471,000 1,981,462,400
Total	― 1,517,500	15,885,892,900
Total number of shares repurchased as of the end of the reporting month	3,924,600	42,877,074,900
Progress of the repurchase (%)	15.70	21.44
Note1:
The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note2:
It was resolved at the meeting of the Board of Directors held on May 10, 2022 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of September 30, 2022)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))
(Date of disposition)

September 1
September 2
September 5
September 6
September 7
September 8
September 9
September 12
September 13
September 14
September 15
September 16
September 20
September 21
September 22
September 26
September 27
September 28
1,209 5,246 147,674 806 14,510 2,211 25,613 162,533 413,632 224,109 316,057 243,894 1,016,388 431,161 1,447,641 206,340 33,108 2,624

9,759,060
42,345,764
1,192,026,005
6,506,040
117,124,865
17,847,214
206,748,392
1,311,968,001
3,338,841,640
1,809,010,089
2,551,215,265
1,968,714,807
8,204,294,100
3,480,335,904
11,685,372,628
1,665,578,543
267,248,107
21,180,956

Total	―	4,694,756	37,896,117,380
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	―	―	―
Total	―	―	―
Total amount	4,694,756		37,896,117,380
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury
(as of September 30, 2022)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	22,791,885

- EOF -

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